SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     RMR Preferred Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

Telephone Number (including area code):

(617) 332-9530

Name and address of agent for service of process:

Adam D. Portnoy
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

With copies of Notices and Communications to:

Michael Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, an officer of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Newton and the Commonwealth of Massachusetts on the 18th day of April, 2012.

RMR Preferred Income Fund
(Name of Registrant)

		By:	/s/ Adam D. Portnoy
Adam D. Portnoy
President, Treasurer and
Sole Trustee

Attest:	/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood

Signature Page to N-8A